July 1, 2013

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ally Financial Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Filed May 1, 2013

File No. 001-03754

Dear Mr. Windsor:

Ally Financial Inc., a Delaware corporation (the “Company”), received your letter dated June 13, 2013, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

We respectfully request an extension of time to respond to your letter and intend to provide our response on or before July 11, 2013.

Please feel free to contact me at (313) 656-6463 if you would like further clarification or additional information.

Very truly yours,

/s/ David J. DeBrunner

David J. DeBrunner

Vice President, Chief Accounting Officer,

and Corporate Controller

cc:	David Lin

John P. Nolan

David Irving

    Division of Corporation Finance

    U.S. Securities and Exchange Commission